Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of the subsidiaries that hear.com N.V. will have immediately after the completion of the Corporate Reorganization.

Entity Name	Jurisdiction of Incorporation or Organization
audibene B.V.	Netherlands
audibene GmbH	Germany
audibene GmbH	Switzerland
Audiocare Hearing Experts Malaysia Sdn Bhd	Malaysia
hear.com (Pty) Ltd	South Africa
hear.com Korea Limited	South Korea
hear.com LLC	Delaware
Hear.com-Simply Good Hearing Inc.	Canada
hear.com USA Parent LLC	Delaware
Hearing Experts Co. Ltd.	Thailand
Ihre Hörgeräte Beratung GmbH	Germany
Soundrise Hearing Solutions Private	India